EXHIBIT 12.1

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, (in millions, except ratios)	2012

Excluding interest on deposits
Income before income tax expense	$13,981

Fixed charges:
Interest expense	4,529
One-third of rents, net of income from subleases (a)	279

Total fixed charges	4,808

Add: Equity in undistributed loss of affiliates	44

Income before income tax expense and fixed charges, excluding capitalized interest	$18,833

Fixed charges, as above	$4,808

Ratio of earnings to fixed charges	3.92

Including interest on deposits
Fixed charges, as above	$4,808

Add: Interest on deposits	1,459

Total fixed charges and interest on deposits	$6,267

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$18,833

Add: Interest on deposits	1,459

Total income before income tax expense, fixed charges and interest on deposits	$20,292

Ratio of earnings to fixed charges	3.24

(a)	The proportion deemed representative of the interest factor.